Filed Pursuant to Rule 433

File No. 333-178800

Pricing Term Sheet

March 11, 2013

CBRE Services, Inc.

$800,000,000 5.00% Senior Notes due 2023

March 11, 2013

The following information supplements the Preliminary Prospectus Supplement dated March 11, 2013 filed pursuant to Rule 433, Registration Statement No. 333-178800 (the “Preliminary Prospectus”).

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 1-866-500-5408.

Issuer:	CBRE Services, Inc. (the “Issuer”)

Title of Securities:	5.00% Senior Notes due 2023

Principal Amount:	$800,000,000

Final Maturity Date:	March 15, 2023

Issue Price:	100%

Coupon:	5.00%

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	September 15, 2013

Record Dates:	March 1 and September 1

Benchmark Treasury:	2.00% due February 15, 2023

Spread to Maturity:	+294 bps

Optional Redemption:	On and after March 15 of each of the following dates, the 2023 Notes are callable at the following prices:

	Period	Redemption Price

	2018	102.500%

	2019	101.667%

	2020	100.833%

	2021 & thereafter	100.000%

Equity Clawback:	Prior to March 15, 2016 may redeem up to 35% at 105.000%

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

HSBC Securities (USA) LLC

Scotia Capital (USA) Inc.

Barclays Capital Inc.

RBS Securities Inc.

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Comerica Securities, Inc. Raymond James & Associates, Inc. JMP Securities LLC

Trade Date:	March 11, 2013

Settlement Date:	March 14, 2013 (T+3)

CUSIP/ISIN Numbers:	12505B AA8/US1250BAA89

Trustee for the Notes:	Wells Fargo Bank, National Association

Changes to the Preliminary Prospectus Supplement:

The following statements supersede any similar statements included in the Preliminary Prospectus, and should be read together with the Preliminary Prospectus.

The amount of “500,000,000” or “500.0 million” with respect to the offering of the notes is deleted and superseded in each place with “800,000,000” and “800.0 million”, respectively.

As of December 31, 2012, on an as adjusted basis after giving effect to this offering and the application of net proceeds, CBRE Services, Inc., excluding its subsidiaries, would have had approximately $915.5 million of senior secured indebtedness (including guarantees). CBRE Group, Inc. and each subsidiary guarantor of CBRE Services, Inc., as the guarantors, would have had approximately $2.0 billion of senior secured indebtedness, including guarantees of our indebtedness and $1.0 billion of warehouse lines of credit (principal outstanding thereunder not guaranteed by CBRE Services, Inc.).

As of December 31, 2012, on an as adjusted basis after giving effect to this offering: (1) the Issuer’s unsubordinated indebtedness (including guarantees) would have been approximately $2.1 billion, including $915.5 million of secured indebtedness (including guarantees); and (2) the unsubordinated indebtedness (including guarantees) of the Guarantors would have been approximately $3.1 billion, including $2.0 billion of secured indebtedness (including warehouse lines of credit).

The estimated net proceeds from the sale of the notes will be approximately $785.2 million after deducting the underwriters’ discount and estimated offering expenses.

The “Capitalization” section on page S-33 of the Preliminary Prospectus Supplement is hereby deleted and superseded in its entirety with the “Capitalization” section set forth below:

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization of CBRE Group, Inc. as of December 31, 2012:

•	on an actual basis;

•

on an as adjusted basis to reflect the estimated net proceeds from the issuance of the notes and the application of such net proceeds to repay a portion of our outstanding indebtedness under our senior secured credit facilities; and

•

on a pro forma as adjusted basis to reflect (a) this offering, (b) the expected closing, following this offering, of the refinancing of our existing senior secured credit facilities and (c) the expected redemption of our 11.625% senior subordinated notes in June 2013.

All of the long-term debt described below is recourse to CBRE Group, Inc. and its subsidiaries. Long-term debt described below includes revolving credit facilities borrowings, but does not include certain other short-term borrowings, including warehouse lines of credit.

	As of December 31, 2012
	Actual	As Adjusted	Pro Forma As Adjusted (6)
	(in thousands)
Cash and cash equivalents (1)	$1,089,297	$1,089,297	$489,297

Long-term debt:
Revolving credit facilities (2)	$72,964	$72,964	$114,800
Term loan facilities (including current portion) (3)	1,627,746	842,546	715,000
11.625% senior subordinated notes, net of unamortized discount of $9,477 (4)	440,523	440,523	—
6.625% senior notes	350,000	350,000	350,000
Notes offered hereby	—	800,000	800,000
Other long-term debt (including current portion)	23,254	23,254	23,254

Total long-term debt (5)	2,514,487	2,529,287	2,003,054
CBRE Group, Inc. stockholders’ equity	1,539,211	1,539,211	1,539,211

Total capitalization	$4,053,698	$4,068,498	$3,542,265

(1)	Includes cash and cash equivalents of $94.6 million from consolidated funds and other entities, which is not available for general corporate use.
(2)	Pro forma as adjusted revolving credit loans reflects revolving credit loans expected to be outstanding for working capital and other purposes as of June 30, 2013.
(3)	Includes current maturities of term loans of $70.7 million. We expect to refinance our senior secured credit facilities in March 2013. We expect that, after such refinancing, we would have $715.0 million of term loans outstanding, or subject to be drawn, under such senior secured credit facilities. In connection with the refinancing, we are targeting secured revolving credit facilities in an aggregate principal amount of approximately $1.0 billion.
(4)	We expect to optionally redeem our 11.625% senior subordinated notes in June 2013 with cash on hand and the proceeds from our new term loans and revolving credit loans under our proposed refinanced senior secured credit facilities.
(5)	Excludes $1,026.4 million of aggregate warehouse facilities (which are recourse only to our wholly-owned subsidiary CBRE Capital Markets, Inc and are secured by our related warehouse receivables) and $312.1 million of notes payable on real estate, which are non-recourse to us.
(6)	Although we are in active discussions with lenders to complete the proposed refinancing of our senior secured credit facilities and expect to complete such refinancing in March 2013, we do not have commitments from lenders in respect thereof and we cannot assure you that we will complete such refinancing as we plan or on the time table that we expect. If we have not closed such proposed refinancing in time for the expected redemption in June 2013 of our 11.625% senior subordinated notes, we expect to use a combination of cash on hand and borrowings under our existing revolving credit facility to complete such redemption in June 2013.